UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) hereby announces to its shareholders and the market in general that, in a virtual session concluded on June 12, 2023, the Federal Supreme Court of Brazil ("STF"), by a majority of votes, ruled in a manner unfavorable to taxpayers the "topic 372", where the concept of "Gross Revenue" was discussed for the purposes of incidence of PIS and COFINS, for the period comprised from 1998 to 2014, under the rule of Law 9.718/98. The total estimated materiality of the lawsuits amounts to R$4.5 billion before taxes, of which R$2.2 billion refers directly to Santander Brasil, in relation to the collection of the PIS, while the remaining R$2.3 billion relates to the affiliated companies that belong to Santander Brasil, and are connected to the collection of both the PIS and the Contribution to the Financing of Social Security – COFINS.

Santander Brasil informs that it will await the publication of the aforementioned ruling to debate on the applicable remedies and appeals, given that, in the Company's understanding, some points were not assessed in the specific case of the Company, as the ruling was evaluated under the ‘General Repercussion’ framework. The amounts corresponding to these lawsuits are described in an explanatory note in the Company's financial statements, and it is certain that the Company will evaluate, together with its Independent External Auditors, the effects of the STF's decision on the provisions to be recognized in this quarter, when the Company will further update shareholders and the market on the subject.

Finally, it is worth mentioning that, since the publication of Law 12,973/2014, which amended Law 9,718/98, the Bank and its subsidiaries already collect the PIS and COFINS, in full, with the expanded base, and there is no discussion, from then on, about the taxes mentioned herein or recurring impacts arising from them.

Sao Paulo, June 12 2023.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 12, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer